[Paradise, Inc. Letterhead]

June 25, 2019

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner

Kevin Dougherty

Re:	Paradise Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 3, 2019

File No. 000-03026

Dear Ms. Barberena-Meissner and Mr. Dougherty:

By letter dated June 14, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a second round of comments on the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission by Paradise, Inc. (the “Company”) on May 3, 2019. The Company previously responded on June 5, 2019, to the initial comments provided by the Commission on May 24, 2019. Capitalized terms used but not defined herein have the meaning ascribed to them in the Proxy Statement.

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the comments and correspond to the paragraphs in the SEC Letter. Unless otherwise noted, page numbers refer to the revised Proxy Statement filed contemporaneously based on the responses below.

Preliminary Proxy Statement filed May 3, 2019

Unaudited Pro Forma Condensed Consolidated Financial Information, F-1

1.	Given that you describe the combined Asset Sale and Liquidation as the only viable scenario, you should include a pro forma balance sheet for this scenario, as of March 31, 2019, to comply with Rule 11-02(b)(6) of Regulation S-X. The pro forma balance sheets for other dates and scenarios that you will not undertake are not required.

Response: In response to the Staff’s comments, the Company has included in Annex F to the Proxy Statement a pro forma balance sheet for the combined Asset Sale and Liquidation as of March 31, 2019. We note that all pro forma adjustments made to the balance sheet are directly attributable to the transaction and are factually supportable as prescribed in Rule 11-02(b)(6) of Regulation S-X. The Company will not include pro forma balance sheets for other dates or scenarios that it will not undertake. Additionally, the Company will remove the sentence at the end of the first paragraph on F-1 that reads “The Company is not presenting an unaudited pro forma condensed consolidated balance sheet because it believes that it cannot do so without unreasonable effort and expense and that doing so would exceed what is material to its shareholders.”

2.	Please show the pro forma adjustments for the Asset Sale and Liquidation in separate columns, and include a column of subtotals in-between to illustrate the effects of the Asset Sale prior to the Liquidation, and a column of totals to the right, to illustrate the liquidation accounting balances that you expect to report under FASB ASC 205-30, once you obtain shareholder approval and prior to completing the Liquidation. However, if you have secured agreements to sell any of these assets, and thereby meet the factually supportable criteria in Rule 11-02(b)(6), illustrate the sale of such assets as pro forma adjustments related to the Liquidation. Please address the requirements that will apply under FASB ASC 205-30-25-4, 5, 6 and 7, in calculating your pro forma adjustments.

Response: In response to the Staff’s comments, we note that the liquidation basis of accounting should be adopted in accordance with FASB ASC 205-30-25-2 as the Liquidation is imminent given the remote likelihood that the shareholder vote will block the Board of Directors’ Liquidation Plan. Therefore, we have prepared the pro forma adjustments and shown them in columnar form in Annex F to the Proxy Statement to illustrate a) the effects of the Asset Sale reducing inventory by $8.5 million and property, plant, and equipment by $0.6 million, with $0.6 million of the cash proceeds allocated to paying transaction costs; and b) the effects of pro forma adjustments needed to be made to adopt the liquidation basis of accounting. These include any adjustments necessary to recognize assets at the value expected to be received in cash at liquidation rather than at net book value. Management has not identified any assets or liabilities, such as internally-developed trademarks, that historically have not been recognized on the balance sheet but would need to be recognized under FASB ASC 205-30-25-4. No adjustments were made to the Company’s liabilities as they are already in accordance with FASB ASC 205-30-25-5. The Company has included accruals in its pro forma adjustments for income expected to be earned from the Plastics Business through Liquidation ($0.5 million), income expected to be earned from the Co-Pack

Securities and Exchange Commission

June 25, 2019

Agreement that is part of the Asset Sale ($0.5 million), and an estimate of ongoing business expenses ($1.0 million) and severance/disposal costs ($3.6 million) expected to be incurred through the Liquidation date in order to comply with FASB ASC 205-30-25-6 and 7.

3.	You should include pro forma statements of operations to illustrate the effects of the combined Asset Sale and Liquidation for the interim period ended March 31, 2019 and for the fiscal year ended December 31, 2018, utilizing a format that is consistent with that outlined in the preceding point. The adjustments pertaining to the Asset Sale should comply with Instruction 3 to paragraph (b) of Rule 11-02(b) of Regulation S-X, while the adjustments concerning the Liquidation should reflect the accounting that will apply under FASB ASC 205-30, while locating buyers for the remaining assets, rather than the sale of the remaining assets, unless and only to the extent that you have secured agreements to sell the assets and thereby meet the factually supportable criteria in Rule 11-02(b)(6). The pro forma statements of operations for other periods and scenarios that you will not undertake are not required.

Response: In response to the Staff's comments, only two pro forma statements of operations are included that show adjustments for both the Asset Sale and Liquidation scenario: for the fiscal year ended December 31, 2018 and for the interim period ended March 31, 2019. The pro forma statements of operations show actual amounts as reported, followed by adjustments for the Asset Sale as if the Asset Sale occurred at the beginning of the period, followed by a subtotal column, followed by the adjustments for the Liquidation as if the Liquidation occurred at the beginning of the period, followed by a total column which shows all zeros since there will no longer be any operations after the Asset Sale and Liquidation. In accordance with Rule 11-02(b)(5) of Regulation S-X, the pro forma statements of operations do not include the one-time non-recurring expenses associated with the Asset Sale and the Liquidation because if they were included, then the statements of operations would be greatly distorted and not reflect an accurate view of what the Company's operations would look like on a normalized basis. See Annex F to the Proxy Statement for updated pro forma statements of operations with accompanying footnotes.

4.	In your response you indicate that real estate assets utilized to conduct the fruit business would be sold as part of the Liquidation rather than part of the fruit business Asset Sale. Include a note to your pro forma financial statements that describes such assets and explains how and to what extent they have been utilized in each business. Also identify and explain the reasons for any differences between the Asset Sale pro forma adjustments, and the corresponding Business Segment disclosures in your historical financial statements.

Response: In response to the Staff’s comments, the Company owns the land and buildings that house both the fruit segment business (identified as the “Fruit Business” in the Proxy Statement) and the plastics segment business (identified as the “Plastics Business” in the Proxy Statement). The Parent chose not to buy any of the Real Estate in the Asset Sale based on the results of the Phase 2 environmental study and therefore ownership of all of the Real Estate will remain with the Company after the Asset Sale and will be sold as part of the Liquidation. The land and buildings cannot be sold before the Plastics Business is sold and the Company's obligations under the Co-Pack Agreement with the Parent are fulfilled, unless the Company can find a buyer willing to enter into a short term lease of the land and buildings, which is highly unlikely. The Parent plans to transition the entire Fruit Business to its own processing facility in Michigan after the completion of the 2019 season which ends at or near the end of 2019. When the transition is complete, all of the Company's buildings and associated real estate, with the exception of those used by the Plastics Business and those used for corporate offices, will become vacant and available to a new owner or user.

To answer the second part of the Staff’s comment, there is no difference between the Business Segment disclosures in the Company's historical financial statements and the pro forma statements of operations since the Business Segment disclosures of Net Sales and Gross Profit are the basis of the pro forma adjustments. Please refer to the footnotes in the pro forma statements of operations in Annex F to the Proxy Statement. There are differences between the Business Segment disclosures regarding identifiable assets in the Company’s historical financial statements and the adjustments in the pro forma balance sheet due to the exclusion of certain identifiable assets of the Fruit Business, such as land and buildings, from the Asset Sale.

5.	Include narratives for each pro forma adjustment or set of pro forma adjustments for which the same explanation will suffice, grouped according to whether they pertain to the Asset Sale or the Liquidation, also grouped according to whether they pertain to the pro forma balance sheet, or the pro forma statements of operations. Indicate how the adjustments have been determined and describe any uncertainties and limitations, and the basis for any assumptions pertaining to your application of FASB ASC 205-30. To the extent that you present multiple items in a single pro forma adjustment, the related note should identify and quantify each component.

Securities and Exchange Commission

June 25, 2019

Response: In response to the Staff’s comments, the Company has included the following footnotes to describe each of the pro forma adjustments made for the Asset Sale and Liquidation:

1)	This adjustment accounts for the sale of inventory and property, plant & equipment as part of the Asset Sale along with an offset of $605,090 of transaction expenses.

2)	This adjustment accounts for $3,570,910 of estimated fees for severance costs, real estate closing costs, investment banking fees and legal fees related to liquidating the business. There is also an accrual of $500,000 for gross profit estimated to be earned by the Plastics Business through Liquidation and $500,000 estimated to be earned by the Co-Pack Agreement through Liquidation, offset by $1,000,000 of operating costs to be incurred through Liquidation.

3)	This adjustment recognizes the write-down of inventory on the balance sheet as of March 31, 2019. The Company has $203,561 in inventory supplies at the corporate level and only estimates receiving 20%, or $40,712, in a liquidation sale of this inventory. Therefore, the Company included a $162,849 markdown of inventory in this pro forma adjustment.

4)	The Company prepaid its life insurance policies, of which $54,520 will not be utilized before Liquidation (assumed for these purposes to occur as of December 31, 2019), therefore this adjustment is made to reduce to the appropriate amount of prepaid expenses that will be utilized prior to Liquidation.

5)	This adjustment recognizes the write-down of Property, Plant and Equipment (“PPE”) on the balance sheet as of March 31, 2019. There is net PPE held at the corporate level of $138,022 at that date, of which 20% ($27,604) are estimated to be received in a liquidation sale (assumed for these purposes to occur as of December 31, 2019), so the corresponding adjustment of $110,418 was made.

6)	The majority of the deferred tax asset is comprised of net loss carryforwards that will likely not be utilized prior to Liquidation. The business is projected to breakeven through year-end, which prevents the Company from having the ability to utilize these assets, therefore it is written off in this adjustment.

7)	This adjustment is made to eliminate Other Assets, which is primarily comprised of cash surrender values of life insurance policies ($359,404). The remaining assets either have been expensed since March 31, 2019 or they are expected to be prior to year-end.

8)	This adjustment is made as an aggregate of a) the reduction of assets to liquidation value as noted above ($891,007); b) the closing/disposal costs related to the liquidation of the business ($3,570,910); and c) the accrual for ongoing costs to run the business through year-end ($1,000,000); offset by the income expected to be earned by the Plastics Business ($500,000) and the Co-Pack Agreement ($500,000).

6.	You indicate that estimates could materially change as the terms of the sale are finalized. Please include a note to the pro forma financial statements with a separate tabulation of your distribution estimates, including a reconciliation between the pro forma balance sheet total(s), and the expected distribution amount. Include a narrative clarifying whether the range of your distribution estimates represents a sensitivity analysis or an assessment of reasonably possible outcomes. In either case, describe your approach in calculating the range, including the basis for all material assumptions, to comply with Rule 11-02(b)(8) of Regulation S-X. It should be clear how you considered the requirements that will apply under FASB ASC 205-30-25-4, 5, 6, in determining it is reasonable to assume you will be able to sell the Plastics Business and Real Estate for net book value, and will achieve break-even performance during the period between closing the Asset Sale and completing the Liquidation.

Securities and Exchange Commission

June 25, 2019

Response: In response to the Staff's comments, the pro forma balance sheet shows an estimated total amount of cash available for shareholder distributions of $17.35 million, or $33.39 per share, both on a basic and diluted basis. The footnotes to the pro forma balance sheet describe the assumptions used to derive the adjustments that result in this amount. This amount is an estimate based on numerous assumptions and could materially change based primarily on the timing, amounts received and costs of the Liquidation which are all unknown at this time and cannot be estimated. Most importantly, this amount is calculated applying the liquidation basis of accounting set forth in FASB ASC 205-30.

The range of potential shareholder distributions on page 60 of the draft Proxy Statement was derived by HPC as part of their fairness opinion analysis. HPC calculated three potential shareholder distribution cases - low, medium and high - based on different assumptions set forth on page 60 of the Proxy Statement. This range of outcomes serves as both a sensitivity analysis and as an assessment of reasonable outcomes to shareholders. The assumptions used by HPC in calculating the three cases include (i) varying the value of the Plastics Business by plus and minus 25% of book value, (ii) varying the value of the Real Estate from a low of book value to a high equal to the high end of a range provided in an appraisal by an independent commercial real estate appraiser, (iii) assuming that all other assets and liabilities are valued at book value and (iv) assuming that the Company operates at breakeven between the close of the Asset Sale and the final liquidating distribution to shareholders. The breakeven assumption takes into account expected revenue from the Co-Pack Agreement and the continuing operation of the Plastics Business through Liquidation.

7.	Please resolve any inconsistencies between the liquidation table on page 61 of the Proxy Statement filed May 3, 2019, including the low, mid and high valuations, and the pro forma-to-distribution estimate reconciliation that you disclose in response to the preceding point.

Response: In response to the Staff's comments, please refer to our Response 6 with respect to the difference in valuation assumptions. For example, in calculating the range of potential shareholder distributions, HPC used three different value assumptions for the Plastics Business and Real Estate, while the pro forma balance sheet is based solely on book value. The difference between the per share distribution amount shown on the pro forma balance sheet as of March 31, 2019 of $33.39 per share and the range of potential shareholder distributions on Page 60 of the Proxy Statement of $35.41, $41.96 and $48.43 per share is furthermore due to the fact that HPC used values as of measuring dates preceding March 31, 2019.

To avoid confusion that may arise in light of the difference between the estimated shareholder distribution shown in the pro forma balance sheet, and the range of distributions referenced in the letter to shareholders preceding the Proxy Statement and on page 59 of the Proxy Statement, the Company has revised such range so that the low end of the range is equal to the estimated shareholder distribution shown in the pro forma balance sheet. In addition, it has added the following explanation to page 60 following the table:

“The amounts presented in the table above were prepared by HPC as part of its fairness opinion analysis and used different assumptions and were measured as of earlier measurement dates than the assumptions and measurement dates used by the Company in the accompanying pro forma financial information. Management of the Company expects that the aggregate amount of distributions to shareholders as a result of the Asset Sale and Liquidation Plan will be between approximately $17.3 million and $25.2 million, or approximately $33 to $48 per share based on 519,600 shares outstanding. The low end of such range corresponds to the amount disclosed in footnote (10) to the accompanying pro forma balance sheet as of March 31, 2019, while the high end corresponds to the high end of the range disclosed in the above table.”

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions, please do not hesitate to contact Roland S. Chase of our counsel Hill, Ward & Henderson, P.A. at (813) 221-3900.

Sincerely,

/s/ Randy S. Gordon
Randy S. Gordon
President and Chief Executive Officer